

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Joaquin Galinda V.
Chief Executive Officer
Empresa Nacional de Electricidad S.A.
Santa Rosa 76,
Santiago, Chile

      Re: **Empresa Nacional de Electricidad S.A.**
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed June 11, 2010
             Form 20-F/A for the Fiscal Year Ended December 31, 2009
             Filed November 26, 2010
             File No. 001-13240

Dear Mr. Galinda:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            Andrew Mew
                            Accounting Branch Chief

cc: J. Allen Miller, Esq.